September 5, 2024

Michael G. O   Grady
Chairman and Chief Executive Officer
Northern Trust Corporation
50 South La Salle Street
Chicago, IL 60603

       Re: Northern Trust Corporation
           Definitive Proxy Statement on Schedule 14A
           Filed March 6, 2024
           File No. 001-36609
Dear Michael G. O   Grady:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 66

1. It appears that you intend for the narrative in the second and third bullet points on page 68 to satisfy the relationship disclosures required by Items 402(v)(5)(ii) and (iii) of
       Regulation S-K. In those bullets, you disclose percentage changes in both net income and your Company-Selected Measure, adjusted ROE, and compensation actually paid, comparing 2020 to 2023. Please tell us how you have addressed the requirement of Items
       402(v)(5)(ii) and (iii) of Regulation S-K to use the information in the pay versus performance table as the basis for your relationship disclosure. The pay versus performance table includes specific numerical data for each fiscal year of disclosure, while your relationship disclosure addresses only two points in time for net income, your
       Company-Selected Measure and compensation actually paid. The disclosure does not address the relationships over the entire time horizon of the disclosure because there are fluctuations in both the compensation actually paid and both performance measures.
 September 5, 2024
Page 2

       While trend disclosure could provide meaningful information about the relationship between performance metrics and executive pay over the time horizon of the disclosure, it should address changes from year to year that do not follow that trend. Please revise future filings to ensure that your disclosure pursuant to Item 402(v)(5) of Regulation S-K addresses the specified relationships for the entire time horizon of the disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-3412
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Disclosure Review
Program